EXHIBIT 99.12

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2018 (the “Form 40-F”) of Alio Gold Inc., I, Joseph Rosaire Pierre Desautels, P.Geo. hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the Ana Paula Project and to the technical report entitled “Ana Paula Project, NI 43-101 Technical Report, Amended Preliminary Feasibility Study, Guerrero, Mexico”, dated June 7, 2017 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

“Joseph Rosaire Pierre Desautels”
Signature of Qualified Person

Joseph Rosaire Pierre Desautels, P.Geo.

Name of Qualified Person

Principal Resource Geologist

AGP Mining Consultants Inc.

Title of Qualified Person

March 19, 2019